Exhibit 3.1

Delaware

The First State

I, JEFFERY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "VANPORT ACQUISITION II, CORP.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JUNE, A.D. 2012, AT 2:21 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDEDTO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

/s/ Jeffrey W. Bullock

5169525 8100

Jeffrey W. Bullock, Secretary of State

Authentication: 9671252

120736284

You may verify this certificate online at corp.delaware.gov/authver.shtml

Date: 06-26-12

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:21 PM 06/13/2012
FILED 02:21 PM 06/13/2012
SRV 120736284 - 5169525 FILE

STATE *of* DELAWARE
CERTIFICATE *of* CORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is Vanport Acquisition II, Corp.
- **Second:** Is registered office in the State of Delaware is to be located at 1521 Concord Pike #303Street, in the City of Wilmington County of New Castle Zip Code 19803. The registered agent in charge thereof is A Registered Agent INC.
- **Third:** The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
- **Forth:** The amount of the total stock of this corporation is authorized to issue is 100,000,000 shares (number of authorized shares) with a par value of 0.0001000000 per share.
- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name: Gregory Wahl
  Mailing Address: PO Box 60606
  Irvine, CA Zip Code: 92602
- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record, this Certificate, and do certify the facts herein stated are true, and I have accordingly hereunto set my hand this 12 day of June, A.D. 2012.

BY: /s/ Gregory Wahl
(Incorporator)

Name: Gregory Wahl
(type or print)